Exhibit 12

WHITE MOUNTAINS INSURANCE GROUP, LTD.

Statement Re Computation of Ratio of Earnings to Fixed Charges

($ in millions except ratios)

		Year Ended
	2006	2005	2004	2003	2002

Consolidated pretax income from continuing operations
before minority interest, equity in earnings of affiliates,
accounting changes and extraordinary items	$729.8	$305.2	$258.4	$373.9	$119.4

Distributed income of equity investees	85.6	—	—	3.7	—

Interest expense on debt	50.1	44.5	49.1	48.6	71.8

Interest portion of rental expense	16.4	16.4	15.5	14.3	15.3

Earnings	$881.9	$366.1	$323.0	$440.5	$206.5

Interest expense on debt	50.1	44.5	49.1	48.6	71.8

Interest portion of rental expense	16.4	16.4	15.5	14.3	15.3

Fixed charges	66.5	60.9	64.6	62.9	87.1

Ratio of earnings to fixed charges	13.3	6.0	5.0	7.0	2.4